Exhibit 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002

I, Philip Cox, the Chief Executive Officer of International Power plc, certify that to the best of my knowledge (i) the Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of International Power plc.

Philip Cox Chief Executive Officer	Date: 30 April 2004